

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Via U.S. Mail and Facsimile 904.301.4243

William S. McCalmont
Chief Financial Officer
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, FL 32202

> **Re: The St. Joe Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Schedule 14A**
> **Filed March 29, 2010**
> **File No. 1-10466**

We have reviewed your response letter dated June 24, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 14. Exhibits and Financial Statement Schedule

Index to Exhibits, page 57

1.   We have reviewed your response to comment 4 in our letter dated June 10, 2010. As you note, Item 601(b)(10) of Regulation S-K differs from Item 601(b)(2) of Regulation S-K. Please note that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety. Please file a complete copy of exhibit 10.1.

Definitive Proxy Statement on Schedule 14A

Information About the Nominees, page 7

2.   We have reviewed your response to comment 6 in our letter dated June 10, 2010. You state that you will clarify the disclosure required by Item 401(e) of Regulation S-K in future proxy statements. Please provide us with your proposed Item 401(e) disclosure that you intend to include in future proxy statements and note that such disclosure regarding director qualifications should be on a director-by-director basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg, Attorney-Advisor, at 202.551.3466 or Sonia Barros, Special Counsel, at 202.551.3655 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief